Highbury Financial Inc.

999 Eighteenth Street, Suite 3000

Denver, CO 80202

 December 19, 2005
VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Highbury Financial Inc.
Registration Statement on Form S-1
Registration No. 333-127272

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Highbury Financial Inc. hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:30 P.M. on December 21, 2005 or as soon thereafter as practicable.

Very truly yours,

HIGHBURY FINANCIAL INC.

/s/ Richard S. Foote
Richard S. Foote
President and Chief Executive Officer